[HEALTHWAYS LETTERHEAD]
May 2, 2014

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission
Division of Corporation Finance
AD Office 9—Beverages, Apparel and Mining
100 F Street, NE
Washington, D.C. 20549
Attn:  John Reynolds, Assistant Director

Re:	Healthways, Inc. Preliminary Proxy Statement on Schedule 14A Soliciting Materials Filed Pursuant to Exchange Act Rule 14a-12 Filed April 14, 2014 File No. 000-19364
Dear Mr. Reynolds:
On behalf of Healthways, Inc. (the "Company"), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter dated April 22, 2014 (the "Comment Letter"), concerning the Company's Preliminary Proxy Statement on Schedule 14A filed on April 14, 2014 (the "Preliminary Proxy Statement") and the Company's Soliciting Materials Filed Pursuant to Exchange Act Rule 14a-12 filed on April 14, 2014 (the "Soliciting Materials"). In addition, we are filing herewith a revised Preliminary Proxy Statement on Schedule 14A (the "Revised Preliminary Proxy Statement") to reflect amendments to the Preliminary Proxy Statement that address the Staff's comments contained in the Comment Letter, as well as to supplement certain disclosures in the Preliminary Proxy Statement.
For your convenience, we have included the text of the Staff's comments preceding each of the Company's responses. Set forth below are the Company's responses to the comments presented in the Comment Letter.
Preliminary Proxy Statement on Schedule 14A
General
1.	We note your disclosure on page 6 that certain of your employees may solicit proxies. Please describe the class or classes of employees that have been or are to be employed to solicit security holders and the manner and nature of their employment for such purpose. See Item 4(b)(2) of Schedule 14A.
Response:

Securities and Exchange Commission
May 2, 2014

The Company has revised the Preliminary Proxy Statement to address the Staff's comment. Please see page 6 of the Revised Preliminary Proxy Statement.
2.	You disclose on page 6 that proxies will be solicited by mail, by telephone, personally and electronically. Please note that all written soliciting materials, including any emails or scripts used in soliciting proxies must be filed as proxy materials on the date of first use. See Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.
Response:
The Company hereby confirms its understanding that all written soliciting materials, including any emails or scripts used in soliciting proxies, must be filed as proxy materials on the date of first use.
3.	If you plan to solicit via the Internet, please tell us whether you intend to solicit via Internet chat rooms and if so, tell us which websites you will use.
Response:
The Company hereby confirms that it does not intend to solicit proxies via Internet chat rooms.
4.	Please disclose the total expenditures to date since you already know that information.
Response:
The Company has revised the Preliminary Proxy Statement to fill in the amount of total expenditures incurred to date. Please see page 6 of the Revised Preliminary Proxy Statement.
Background to Potential Contested Solicitation, page 16
5.	Please clarify whether any material matters were discussed among the parties on September 12, 2013.
Response:
The Staff is advised, on a supplemental basis, that the parties did not discuss any material matters on September 12, 2013.
6.	We note your disclosure on page 17 that on December 20, 2013, "Mr. Ballantine had a telephone conversation with Mr. Laughlin in which Mr. Laughlin reiterated his views about the Company's management and business strategy and expressed his intent to nominate a slate of directors for election at the 2015 Annual Meeting of Stockholders." Please confirm the accuracy of the reference to the 2015 annual meeting of stockholders. In addition, with a view to clarifying disclosure, please advise us of the context in which Mr. Laughlin's intent was expressed.

Securities and Exchange Commission
May 2, 2014

Response:
The Company has revised the Preliminary Proxy Statement to reference the 2014 Annual Meeting of Stockholders, instead of the 2015 Annual Meeting of Stockholders. Please see page 17 of the Revised Preliminary Proxy Statement.
The Staff is advised, on a supplemental basis, that Mr. Laughlin's comment was expressed in the context of Mr. Ballantine's and Mr. Laughlin's discussion of the North Tide letter to the Board, dated December 2, 2014.
Class II Directors, page 19
7.	Please provide a full five-year employment history for each director in accordance with Item 401(e)(1) of Regulation S-K. For example only, it is not clear what Mr. Ballantine's principal occupation and employment was prior to becoming Chairman of the Board in May 2011. Please also clarify each director's present occupation. See Item 5(b)(1)(ii) of Schedule 14A.
Response:
The Company has revised the Preliminary Proxy Statement to address the Staff's comment.  Please see pages 19 through 23 of the Revised Preliminary Proxy Statement.
Proposal No. 2 - Advisory Vote to Approve Executive Compensation, page 73
8.	Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.
Response:
The Company has revised the Preliminary Proxy Statement to disclose the frequency of shareholder advisory votes on executive compensation and to indicate when the next such shareholder advisory vote will occur.  Please see page 73 of the Revised Preliminary Proxy Statement.
Form of Proxy Card
9.	Please mark the form of proxy as preliminary, as required by Rule 14a-6(e)(1).
Response:
The form of proxy included in the Revised Preliminary Proxy Statement has been marked "Preliminary Copy – Subject to Completion" in response to the Staff's comment.

Soliciting Materials Filed Pursuant to Exchange Act Rule 14a-12
10.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide us support for the following statements or assertions:

Securities and Exchange Commission
May 2, 2014

•	"We believe their short-sighted and ill-conceived agenda would derail Healthways' strong momentum and destroy stockholder value."
•	". . . North Tide rejected our offer out-of-hand."
Response:
With respect to the Company's statement regarding North Tide's proposals being shortsighted and destructive to the stockholder value, the Company hereby provides to the Staff, on a supplemental basis, the following discussion of the bases on which the Company has formed its belief with respect to the statements noted in the Staff's comment.
In its letters to the Company's Board of Directors (the "Board") and filings with the Commission, North Tide proposed that the Company effect a divestiture of its SilverSneakers Fitness Program business and exit its international business.1 The Board has fully evaluated both of these proposals with the assistance of an outside financial advisor, J.P. Morgan Securities LLC, and, for the reasons explained below, has determined that they are not in the best interests of the Company and indicate a misunderstanding of the Company's business.
SilverSneakers Fitness Program
In a letter to the Board, dated December 2, 2013 (which was included as Exhibit 99.2 to North Tide's Schedule 13D/A filed with the Commission on December 2, 2013) (the "December Letter"), Conan Laughlin, the managing member of North Tide, suggested that the Company should "unlock the value" of its SilverSneakers Fitness Program business, indicating that "its value as a stand-alone entity is potentially equal to or greater than the entire Healthways enterprise value today."2  Additionally, in its investor presentation, dated April 2014 (which was originally filed with the Commission by North Tide on Schedule 14A on March 31, 2014 and revised on April 1, 2014 (the "North Tide Presentation")), North Tide indicated that the SilverSneakers program "as a stand-alone business could be worth" over $1 billion.3
The Board believes that the Company's SilverSneakers Fitness Program is essential to the Company's business operations and its strategic plan. The SilverSneakers Fitness Program is the largest single product offered by the Company to its customers and thus represents an important component of the Company's broad array of service offerings that makes the Company's services attractive to its customers.  Additionally, the SilverSneakers Fitness Program is offered through approximately 11,000 of the Company's network of over 15,000 fitness centers which allows for cross-selling opportunities with respect to the Company's other services and programs.  A disposition of this business is likely to adversely affect the Company's operations by eliminating a highly attractive offering that the Company makes available specifically to its Medicare Advantage Health Plan customers and diminishing cross-selling opportunities, thereby hurting the Company's revenue performance and business development opportunities.  In fact, 14 of the Company's 67 Medicare Advantage Health Plan customers have already purchased other types of services in addition to the SilverSneakers Fitness Program.
1 See, e.g., Letter from North Tide to the Board, dated December 2, 2013 (included as Exhibit 99.2 to North Tide's Schedule 13D/A filed with the Commission on December 2, 2013) at p. 1.
2 See the December Letter at p. 1.
3 See the North Tide Presentation at Slide 28.

Securities and Exchange Commission
May 2, 2014

The Board believes that the Company's SilverSneakers Fitness Program provides the Company shareholders with more value as part of the Company than it would as a stand-alone entity for the following reasons:
•	SilverSneakers is an integral component of the Company's overall product offerings (as discussed above);
•
SilverSneakers allows the Company to leverage its cost structure across a broader revenue base and diversifies the Company's revenue stream by providing a primary point of access to the Medicare Advantage market (which is one of five key customer markets that the Company serves); and

•	SilverSneakers would incur meaningful incremental costs as a separate stand-alone entity.
With respect to North Tide's putative valuation of the SilverSneakers business as a stand-alone enterprise (as reflected on slide 31 of the North Tide Presentation), the Board believes that there are several critical factors that North Tide failed to address adequately, as follows:
•	Existing reimbursement rate pressure in the Medicare Advantage market due to U.S. federal government efforts to reduce overall healthcare costs;
•	Heightened contract renewal risk as a result of the SilverSneakers business being subject to the annual Medicare Advantage bid process;
•
Slowing growth profile for the SilverSneakers business due to its extensive penetration into the Medicare Advantage market—such that future growth of the SilverSneakers business will be driven primarily by any aggregate growth of Medicare Advantage;

•	North Tide's analysis does not adequately attempt to factor in the incremental stand-alone corporate costs that would need to be borne by SilverSneakers as a stand-alone enterprise; and
•
North Tide's analysis does not make any attempt to address the potential tax consequences of a sale or other divestiture of the SilverSneakers business, which at minimum would require significant structural complexity to minimize adverse tax consequences and, due to the Company's low basis in the SilverSneakers assets, would preclude many potential transaction structures as prohibitively costly from a tax standpoint.

Securities and Exchange Commission
May 2, 2014

International Business Operations
In the December Letter, Mr. Laughlin suggested that the Company should shut down its international business operations4 which he alleged to be a distraction to management from the Company's core domestic wellness business.5  Additionally, the North Tide Presentation states that the Company's international business "has not contributed to earnings." 6
The Board disagrees with North Tide's claims and believes that North Tide's proposal to exit the international business indicates a misunderstanding of the Company's business and is not in the best interest of the Company for several reasons.
First, the Company's international business is a wholly-owned subsidiary and is managed separately by a dedicated senior management team consisting of Peter Choueiri, President, Healthways International, a managing director for each country in which the Company conducts business and a staff of four senior functional leaders.  Because of this separation, the Company's international business does not present any distraction from the management of the Company's core domestic business.
Second, while not using a significant incremental amount of the Company's resources, the international business contributes to the Company's earnings by generating positive EBITDA.  For 2013 and 2012, the EBITDA for the international business was $3.3 million and $3.0 million, respectively.
Moreover, management and the Board expect the Company's international business to continue to grow based on recent contract wins and renewals.  For example, since the end of the third quarter of 2013, the Company announced key expansions in its international business in Brazil and Australia.  It entered a new five-year agreement with an existing customer, SulAmérica, one of the largest health insurers in Brazil, to launch Latin America's most comprehensive private health and well-being improvement program for approximately 2 million SulAmérica members.  The Company also expanded its presence in Australia by winning a rigorous, competitive process for a three-year contract to deliver Australia's largest health coaching program, available to approximately 10 million adults in New South Wales, Tasmania, the Australian Capital Territory, Queensland and South Australia. Also in 2013, the Company announced the five-year renewal of its contract with Hospitals Contributions Fund (HCF), Australia's largest not-for-profit private health insurer, to provide the My Health Guardian program to more than 1.5 million members.  In addition, the Company extended its contract to operate a program for chronic disease management services under the New South Wales Connecting Care in the Community program.  The Company's active pipeline of defined contractual opportunities for its international business as of March 31, 2014 represented annualized revenues of over $100 million.
4See the December Letter at p.1.
5See, e.g., the North Tide Presentation at Slide 35.
6See the North Tide Presentation at Slide 35.

Securities and Exchange Commission
May 2, 2014

In addition to adding to the Company's earnings, participation in the international business has allowed and continues to allow the Company to expand its base of intellectual property which could be leveraged in all countries.
Finally, exiting this business within a short timeframe would require the Company to incur significant costs as many of its international contracts are long-term and involve substantial financial penalties associated with an early termination.
Termination of the Company's Chief Executive Officer
In its communication with the Board and filings with the Commission, North Tide has repeatedly called on the Board to hold Ben Leedle, the Company's Chief Executive Office, "accountable"7 and expressly called for the immediate termination of Mr. Leedle's employment with the Company.8

In the Board's view, Mr. Leedle is critical to the Company's continued success as it navigates the rapidly evolving healthcare industry.  Mr. Leedle was the primary architect of the Company's strategic transformation from a business that solely provided disease management services to a business that now provides a much broader array of population health and wellbeing services—a process that has been underway for approximately seven years and has been openly and repeatedly discussed with investors through the Company's public statements and filings with the Commission throughout that time.  The value proposition of this transformation led by Mr. Leedle has even been acknowledged by North Tide: "We believe the long term value in Healthways shares rests with the company's position as the largest independent population health and wellness company in the US. The idea that a small percentage of the population accounts for the majority of healthcare costs is not a new one, but the rapidly evolving landscape of reimbursement and risk makes the core Healthways value proposition and service offering an increasingly valuable asset."9
Additionally, Mr. Leedle has been directly involved in most of the Company's critical business developments during his tenure and maintains strong relationships with key decision-makers at the Company's largest customers, and key customers have expressed to the Company and to the Board their view that his departure could jeopardize the Company's continued relationships with those customers, business development and operational efforts.10
Based on the foregoing factors, the Company was able to form its belief with respect to the statements noted in the Staff's comment.
7See, e.g., Letter from North Tide to the Board, dated January 14, 2014 (included as Exhibit 99.3 to North Tide's Schedule 13D/A filed with the Commission on January 14, 2014) at p. 1.
8See, e.g., the December Letter at p. 1: "We believe the board has an obligation to the shareholders of Healthways to remove Mr. Leedle from his position as CEO of the Company immediately, and initiate a formal process to identify a capable replacement."
9See the December Letter at p.1.
10See Letter to the Board, dated March 11, 2014, from Michael A. Gold, President and Chief Executive Officer of HMSA and Letter to Chairman of the Board, dated March 31, 2014, from Chet Burrell, President and Chief Executive Officer of CareFirst Holdings, LLC, copies of which are attached as Exhibit A hereto.

Securities and Exchange Commission
May 2, 2014

With respect to the Company's statement regarding North Tide having rejected the Company's settlement offer "out-of-hand," this statement relates to the settlement offer that was originally made by J. Ballantine on behalf of the Board to Mr. Laughlin orally in a telephone conversation on February 24, 2014 (the "Offer").  Mr. Ballantine offered to put forward for election at the 2014 Annual Meeting of Stockholders a five-person slate, including two qualified independent candidates to be nominated by North Tide, subject to confirmation through the ordinary review process of the Nominating and Corporate Governance Committee of the nominees' independence and lack of affiliations with North Tide. Two other nominees would be selected by the Board from its existing Class II directors, and the Board would identify a fifth qualified, independent director, who would be reviewed with North Tide prior to his or her nomination. Together, if elected, these directors would serve on an expanded 12-member Board. In addition, the Board would create a strategic review committee for the purpose of assisting management and the Board in reviewing and refining the Company's long-term strategy. A North Tide representative would serve on this new committee and each of the other standing committees of the Board.
The Offer was rejected by North Tide two days later, on February 26, 2014, when North Tide delivered a letter to the Board which included a settlement as follows: (i) the Board's support of the nomination of four North Tide candidates; (ii) the appointment of one of North Tide's nominees as Chairman, or preferably Executive Chairman of the Board; and (iii) the resignation of Messrs. Ballantine, Neel and Wills from the Board.
Because this counteroffer from North Tide sought concessions from the Company that are more favorable to North Tide than even an outright electoral win for all of North Tide's candidates in the proxy contest (i.e., North Tide would still need to garner the support of two additional Board members to appoint an Executive Chairman in place of Mr. Leedle), the Board believed that it had no choice but to regard North Tide's counteroffer to indicate an unwillingness to negotiate further.  Therefore, the Board determined that its best course of action was to reiterate the Offer in writing to ensure that the Board's settlement proposal had been clearly articulated, and on February 27, 2014, Mr. Ballantine sent a letter to North Tide reiterating the Offer.  On February 28, 2014, the very next day, North Tide delivered to the Company a formal notice of nomination of its nominees for election to the Board at the 2014 Annual Meeting of Stockholders, thereby rejecting the reiterated Offer without further counterproposals.
In acknowledgment of the Staff's comment, the Company will refrain in future filings from characterizing North Tide's rejection of the Company's settlement offer as "out-of-hand."

Securities and Exchange Commission
May 2, 2014

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing. The Company additionally acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *

If you have any questions, please do not hesitate to contact the undersigned at (615) 614-4389 or the Company's outside counsel at Bass, Berry & Sims PLC, J. Page Davidson at (615) 742-6253 or Scott W. Bell at (615) 742-7942. Thank you in advance for your prompt attention to this matter.
Sincerely,

/s/ Alfred Lumsdaine
Alfred Lumsdaine
Chief Financial Officer

cc:       Tiffany Posil
Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
AD Office 9—Beverages, Apparel and Mining

James Lopez
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
AD Office 9—Beverages, Apparel and Mining

Mary S. Flipse
General Counsel
Healthways, Inc.

J. Page Davidson
Scott W. Bell
Bass, Berry & Sims PLC

EXHIBIT A

March 11, 2014

Members of the Board of Directors of Healthways
Attention:          Mr. John W. Ballentine
Chairman of the Board
Via Email:

Ladies and Gentlemen:

As you are aware, Healthways is currently providing care management and wellness services to Hawaii Medical Service Association for the benefit of our members under a Integrated Health Management Master Services Agreement dated January 24, 2011. As you may also be aware, HMSA and Healthways have a long history of working together and first began our collaboration in 2000 when we contracted for Healthways' disease management expertise. We are pleased to have had the opportunity to grow our relationship as Healthways has transformed from those early roots to a company that we now believe is in the best position to provide care management and wellness services to our more than 730,000 members.

We have obviously read media reports regarding the criticisms from one of your shareholders regarding Healthways' strategy and management and that shareholder's plan to initiate a proxy contest at your upcoming annual meeting. We are concerned that a change in strategic direction or management at Healthways would disrupt the strong, cohesive working relationship we have built over the last three years and the effective implementation of the services under our agreement.

HMSA does not believe it needs a care management and wellness partner with new management or new strategies. To the contrary, we selected Healthways for the very reason that we believed it was the company with the best strategy and management team to complement and add value to HMSA's initiatives to improve its members' health and well-being. With the benefit of several years' experience working closely with your management team to implement our contractual services, we believe even more strongly that this is the right team to execute on the objectives contemplated by our contract.

Members of the Board of Directors of Healthways
March 11, 2014

While we realize that it will be Healthways' shareholders, not its board, who will elect the new directors, we felt that it would be helpful in any event to let the board know how strongly one of Healthways' key clients feels about the lack of a need for change at Healthways.

Sincerely,

/s/ Michael A. Gold

Michael A. Gold
President and Chief Executive Officer

Chet Burrell
President and Chief Executive Officer

CareFirst BlueCross BlueShield
1501 S. Clinton Street, 17th Floor
Baltimore, MD 21224-5744
Tel: 410-605-2558
Fax: 410-781-7606
chet.burrell@carefirst.com

March 31, 2014

John Ballantine
Chairman of the Board
Healthways
701 Cool Springs Boulevard
Franklin, TN 37067

Dear Chairman Ballantine,

We have been watching with interest and concern the public information regarding challenges to Healthways' business model and management team by a small activist shareholder group. We certainly hope that this does not threaten our longstanding relationship with and belief in Ben Leedle and the Healthways management team. As you know, we made our own investment in Healthways based on this belief and longstanding relationship. To review, our teams are working well together on two distinctive fronts:

First, on our PCMH work, we are growing the numbers of care plans that we perform through Healthways' Local Care Coordinators who are located throughout our service area. As you know, our goal is to reach 10,000 active care plans this year. In order to achieve this, an even greater number of care plans will have to be activated during the year. We are making good progress with the Healthways team to this end.

The scale of the Healthways operation and its importance to our PCMH program model cannot be overstated. Employers throughout our region are becoming increasingly aware of how the Patient Centered Medical Home/Total Care and Cost Improvement (PCMH/TCCI) Program helps control their medical expenses and we are down to just a handful of groups that are not participating - a gap we think we will close in the coming months

Each time I review progress with the team,  I come away convinced that, were it not for the partnership we have and the understanding shown by Ben and his management team, the scale and quality of the program we now have would simply be impossible. We are seeing sharp drops in in-patient admissions, readmissions and emergency room visits and, while it is impossible to determine all the cause and effect relationships, it is apparent to us that the chronic care coordination program that we are carrying out with Healthways as our partner is having a material effect.

This new path in care coordination could likely lead to new business opportunities for Healthways as we are being watched closely by other Blues who collectively serve over 100,000,000 Americans.

Second, we have been making good progress together on a unified offering of wellness and disease management services to large accounts which are based on our joint ability to identify CareFirst members who are in need of either lifestyle or disease management coaching. The goal is to prevent the inexorable progression experienced in so many populations from health to chronic disease.

CareFirst BlueCross Blue Shield is an independent licensee of the Blue Cross and Blue Shield Association ® Registered trademark of the
Blue Cross and Blue Shield Association ® Registered trademark of CareFirst of Maryland, Inc.

Our teams have worked out the "rules of the road" of these offerings as an integral part of our TCCI Program and are proceeding well with full data integration which enables us to receive from Healthways reports on the ongoing progress for all members involved in lifestyle and disease management coaching. As you know, this data is incorporated in our Member Health Record which is the online "source of truth" for any treating provider when reviewing the health status of a member.

It is obvious, therefore, that, our partnership covers both the beginning stages of chronic disease through the management of actual ongoing chronic disease. In this connection, we have made tremendous progress in a fast launch of our CMMI Innovation Award for Medicare fee-for-service beneficiaries. This pilot program applies all that we have developed together in the CareFirst commercial population to the Medicare fee-for-service population. We're hopeful that this opens up a major market opportunity to extend our combined services to the Medicare fee-for-service populations on a region wide scale, some
850,000 people.

As far as we know, there is no Blue plan or commercial carrier that has implemented such an ambitious and rapidly evolving program on a region wide scale. Our work together over the past three to five years has certainly helped to enable this and to establish a model for the future that is scalable and attractive to government and business alike.

My purpose in writing, as I said at the outset, is simply to convey the importance of our partnership and our concern that neither the course we are pursuing together nor the management team with whom we work (and depend on) will be diverted or derailed.

If there is more we can do to further underscore these points, please do not hesitate to let me know.

Sincerely,

/s/ Chet Burrell

Chet Burrell
President & CEO

Cc:       C. Neel, Healthways Board of Directors
Jay Bisgard, Healthways Board of Directors
Mary England, Healthways Board of Directors
William Novelli, Healthways Board of Directors
Allison Taunton-Rigby, Healthways Board of Directors
John Wickens, Healthways Board of Directors
Kevin Wills, Healthways Board of Directors
Donato Tramuto, Healthways Board of Directors
Daniel Englander, Healthways Board of Directors
Ben Leedle, Healthways President & Chief Executive Officer
Michael Farris, Healthways President, North America & Chief Commercial Officer

CareFirst BlueCross Blue Shield is an independent licensee of the Blue Cross and Blue Shield Association ® Registered trademark of the
Blue Cross and Blue Shield Association ® Registered trademark of CareFirst of Maryland, Inc.